SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: December 13, 2004	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, DECEMBER 13, 2004

Further update provided on Scotford Upgrader maintenance

Calgary, Alberta — Shell Canada provides the following update regarding maintenance work and repairs at the Scotford Upgrader.

As previously reported, a catalyst pump in the Residue Hydrocracker Train 1 (RHC-1) failed on October 19, 2004 and related repairs required a complete shutdown of the train. The company determined that an operational upset led to the pump failure and that the pump design was not a factor. Repairs were completed in late-November as planned, and safeguards have now been put in place to prevent similar upsets.

RHC-1 was being ramped back up towards full production when a tubing leak was detected in one of the aerial coolers on December 8, 2004. The tubing failure was caused by an operational error during start-up of RHC-1, which led to freezing inside the tubing bundle. For safety reasons, it will be necessary to inspect and repair tubing bundles in the other coolers on RHC-1 before restarting this train. As a result, RHC-1 is now expected to remain shut down until approximately the end of December.

The second train at the upgrader continues in full service and the upgrader is maintaining about 65 per cent of full production volume.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:
Janet Annesley	Jim Fahner
Oil Sands Public Affairs	Manager, Investor Relations
(403) 691- 2023	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.